

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

<u>Via Email</u>
Mr. Anthony Romano
Chief Executive Officer
Charming Shoppes, Inc.
3750 State Road
Bensalem, PA 19020

      Re: Charming Shoppes, Inc.
              Form 10-K for Fiscal Year Ended
              January 29, 2011
              Filed March 24, 2011
              File No. 000-07258

Dear Mr. Romano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended January 29, 2011</u>

<u>Note 11. Sale of Proprietary Credit Card Receivables Programs, page 108</u>

1.   We note that in fiscal year 2009 you sold your credit card receivables program for gross proceeds of $166,647,000. You state "approximately $30,000,000 of the gross proceeds was used to fund the termination of contractual obligations related to the transaction as well as exit costs." Please explain what types of costs are included in this $30 million, how you recorded these costs in your statement of operations and your basis for the accounting treatment. We also note that you recorded a one-time net charge of $14.2 million primarily related to contract termination, transaction, severance, and retention costs. Please provide clarifying disclosure of all the charges related to terminating your credit card receivables program.

2.   We note that you continue to receive ongoing payments from Alliance Data under the operating agreements based on credit sales generated by your private-label credit card customers. You state that these payments are recognized as a reduction of selling, general and administrative expenses. Please explain your basis in accounting and classifying these payments.

Note 18. Segment Reporting, page 121

3.   We note that you aggregate your retail stores and store-related e-commerce into a single reporting segment, which you refer to as "Retail Stores", based on their similar economic characteristics. However, in your results by brand in your results of operations on page 36 we note the net sales and adjusted EBITDA trends of each of your brand stores do not appear to be similar. We also note on page 44 a 3% increase in retail stores segment comparable store sales and a 38% increase in store-related e-commerce net sales for Fiscal 2010 as compared to Fiscal 2009. Please provide a comprehensive analysis of how you concluded that these segments have similar economic characteristics and discuss how they meet the aggregation criteria in ASC 280-10-50-11.

Form 8-K, filed July 19, 2011

4.   Your Fourth Amended and Restated Loan and Security Agreement appears to be missing attachments to certain exhibits and schedules. Please confirm to us that you will file this document in its entirety with your next Exchange Act report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or David Link at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director